

Mail Stop 3720

March 23, 2007

Shannon McCallum-Law
President
Noble Quests, Inc.
3945 Wasatch Boulevard, Suite 282
Salt Lake City, UT 84124

> **Re: Noble Quests, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 9, 2007**
> **File No. 333-138479**

Dear Ms. McCallum-Law:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The staff of the Division of Investment Management is reviewing your response to comment one regarding whether you are an investment company within the Investment Company Act of 1940. Upon completion of their review, we may have additional comments that will be provided in a separate letter.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Note 1(g) Property, page F-11

2.   Please refer to the response to prior comment 5. We believe that the information that you have provided does not meet the definition of "verifiable evidence" demonstrating that each of the works of art has cultural, esthetic or historical value that is worth preserving, and you have not fully addressed the other criteria in paragraph 6 of SFAS 93. Please revise your financial statements to depreciate the motivational art over a period that represents its estimated useful life. Also describe for us how you determined the appropriate useful life.

                              *   *   *

        Please amend your registration statement in response to the second comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

                                        Sincerely,

                                        Michele Anderson
                                        Legal Branch Chief

cc: via facsimile
        Cletha Walstrand, Esq.
        (435) 688-7318